Exhibit 2.4

Condensed Consolidated Interim Financial Statements

(In U.S. dollars)

CONSTELLATION

SOFTWARE INC.

For the three months ended March 31, 2014 and 2013

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Financial Position

(In thousands of U.S. dollars)

(Unaudited)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash	$142,444	$77,967
Equity security available-for-sale	469	780
Accounts receivable	203,949	191,446
Work in progress	61,913	53,682
Inventories	23,704	21,145
Other assets (note 5)	69,691	67,161

	502,170	412,181
Non-current assets:
Property and equipment	36,378	36,017
Deferred income taxes	61,849	71,673
Other assets (note 5)	35,317	36,171
Intangible assets (note 6)	954,862	981,662

	1,088,406	1,125,523

Total assets	$1,590,576	$1,537,704
Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (note 7 and 14)	$483,773	$477,170
Accounts payable and accrued liabilities	219,836	260,585
Dividends payable (note 10)	21,233	21,031
Deferred revenue	413,431	306,213
Provisions (note 8)	13,693	11,887
Acquisition holdback payments	23,531	26,496
Income taxes payable	7,074	5,474

	1,182,571	1,108,856
Non-current liabilities:
Deferred income taxes	106,746	112,780
Acquisition holdback payments	4,255	4,203
Other liabilities (note 5)	43,129	45,866

	154,130	162,849

Total liabilities	1,336,701	1,271,705

Shareholders’ equity (note 10):
Capital stock	99,283	99,283
Accumulated other comprehensive income	621	449
Retained earnings	153,971	166,267

	253,875	265,999
Subsequent events (notes 10 and 18)

Total liabilities and shareholders’ equity	$1,590,576	$1,537,704

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Income

(In thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2014 and 2013

(Unaudited)

	2014	2013
Revenue (note 11)	$394,849	$256,431
Expenses
Staff	225,672	148,104
Hardware	18,739	16,011
Third party license, maintenance and professional services	35,319	18,440
Occupancy	9,958	6,580
Travel	11,415	9,506
Telecommunications	3,945	3,093
Supplies	8,707	4,648
Professional fees	5,039	3,461
Other, net	9,141	3,990
Depreciation	4,087	2,212
Amortization of intangible assets	42,802	26,461

	374,824	242,506
Foreign exchange loss (gain)	172	1,775
Share in net (income) loss of equity investee (note 5)	(120)	(344)
Finance and other income (note 12)	(468)	(490)
Finance costs (note 12)	3,314	1,116

	2,898	2,057
Income before income taxes	17,127	11,868
Current income tax expense (recovery)	6,611	4,980
Deferred income tax expense (recovery)	1,620	(2,311)

Income tax expense (recovery) (note 9)	8,231	2,669

Net income	8,896	9,199

Earnings per share
Basic and diluted (note 13)	$0.42	$0.43

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2014 and 2013

(Unaudited)

	2014	2013
Net income	$8,896	9,199
Items that are or may be reclassified subsequently to net income:
Net change in fair value of available-for-sale financial asset during the period	93	111
Amounts reclassified to profit during the period related to realized gains on available-for-sale financial asset	(264)	—
Foreign currency translation differences from foreign operations	320	(2,611)
Current income tax recovery (expense)	35	(52)
Deferred income tax recovery (expense)	(12)	—

Other comprehensive (loss) income for the period, net of income tax	172	(2,552)

Total comprehensive income for the period	$9,068	$6,647

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of U.S. dollars)

(Unaudited)

Three months ended March 31, 2014
	Capital stock	Accumulated other comprehensive income/(loss)		Total accumulated other comprehensive income/(loss)	Retained earnings	Total
		Cumulative translation account	Amounts related to gains/losses on available- for-sale financial assets
Balance at January 1, 2014	$99,283	$(32)	$481	$449	$166,267	$265,999
Total comprehensive income for the period
Net income	—	—	—	—	8,896	8,896
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial asset during the period	—	—	93	93	—	93
Amounts reclassified to profit during the period related to realized gains on available-for-sale financial assets	—	—	(264)	(264)	—	(264)
Foreign currency translation differences from foreign operations	—	320	—	320	—	320
Current tax recovery (expense)	—	35	—	35	—	35
Deferred tax recovery (expense)	—	(12)	—	(12)	—	(12)

Total other comprehensive income (loss) for the period	—	343	(171)	172	—	172

Total comprehensive income (loss) for the period	—	343	(171)	172	8,896	9,068

Transactions with owners, recorded directly in equity Dividends to shareholders of the Company (note 10)	—	—	—	—	(21,192)	(21,192)

Balance at March 31, 2014	$99,283	$311	$310	$621	$153,971	$253,875

See accompanying notes to the condensed consolidated interim financial statements

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of U.S. dollars)

(Unaudited)

Three months ended March 31, 2013
	Capital stock	Accumulated other comprehensive income/(loss)		Total accumulated other comprehensive income/(loss)	Retained earnings	Total
		Cumulative translation account	Amounts related to gains/losses on available- for-sale financial assets
Balance at January 1, 2013	$99,283	$1,450	$171	$1,621	$157,900	$258,804
Total comprehensive income for the period
Net income	—	—	—	—	9,199	9,199
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets during the period	—	—	111	111	—	111
Amounts reclassified to profit during the period related to realized gains on available-for-sale financial assets	—	—	—	—	—	—
Foreign currency translation differences from foreign operations	—	(2,611)	—	(2,611)	—	(2,611)
Current tax recovery (expense)	—	(52)	—	(52)	—	(52)
Deferred tax recovery (expense)	—	—		—	—	—

Total other comprehensive income for the period	—	(2,663)	111	(2,552)	—	(2,552)

Total comprehensive income for the period	—	(2,663)	111	(2,552)	9,199	6,647

Transactions with owners, recorded directly in equity Dividends to shareholders of the Company (note 10)	—	—	—	—	(21,192)	(21,192)

Balance at March 31, 2013	$99,283	$(1,213)	$282	$(931)	$145,907	$244,259

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of U.S. dollars)

Three months ended March 31, 2014 and 2013

(Unaudited)

	2014	2013
Cash flows from operating activities:
Net income	$8,896	$9,199
Adjustments for:
Depreciation	4,087	2,212
Amortization of intangible assets	42,802	26,461
Share in net (income) loss of equity investee	(120)	(344)
Finance and other income	(468)	(490)
Finance costs	3,314	1,116
Income tax expense	8,231	2,669
Foreign exchange loss (gain)	172	1,775
Change in non-cash operating working capital exclusive of effects of business combinations (note 17)	37,896	(4,124)
Income taxes paid	(5,285)	(4,562)

Net cash flows from operating activities	99,525	33,912
Cash flows from (used in) financing activities:
Interest paid	(2,215)	(505)
Increase (decrease) in other non current liabilities	—	(23)
Increase (decrease) in bank indebtedness, net	6,601	63,000
Dividends paid	(21,192)	(21,192)

Net cash flows from (used in) in financing activities	(16,806)	41,280
Cash flows from (used in) investing activities:
Acquisition of businesses, net of cash acquired (note 4)	(10,834)	(69,893)
Post-acquisition settlement payments, net of receipts	(2,344)	(5,221)
Proceeds from sale of available-for-sale equity securities	404	—
Interest and dividends received	130	—
Proceeds from sale of assets	—	5,423
Property and equipment purchased	(4,218)	(2,111)

Net cash flows used in investing activities	(16,862)	(71,802)
Effect of foreign currency on cash and cash equivalents	(1,380)	(390)

Increase (decrease) in cash and cash equivalents	64,477	3,000
Cash, beginning of period	77,967	41,313

Cash, end of period	$142,444	$44,313

See accompanying notes to the condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

Notes to the condensed consolidated interim financial statements

1.	Reporting entity	10.	Capital and other components of equity

2.	Basis of presentation	11.	Revenue

3.	Significant accounting policies	12.	Finance and other income and finance costs

4.	Business acquisitions	13.	Earnings per share

5.	Other assets and liabilities	14.	Financial instruments

6.	Intangible assets	15.	Operating segments

7.	Bank indebtedness	16.	Contingencies

8.	Provisions	17.	Changes in non-cash operating working capital

9.	Income taxes	18.	Subsequent events

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

1. Reporting entity

Constellation Software Inc. (“Constellation”) is a company domiciled in Canada. The address of Constellation’s registered office is 20 Adelaide Street East, Suite 1200, Toronto, Ontario, Canada. The condensed consolidated interim financial statements of Constellation as at and for the period ended March 31, 2014 comprise Constellation and its subsidiaries (together referred to as the “Company”) and the Company’s interest in associates. The Company is engaged principally in the development, installation and customization of software relating to the markets listed below, and in the provision of related professional services and support.

Public Sector:

Public transit operators	Asset management	Municipal systems
Para transit operators	Fleet and facility management	School administration
School transportation	District attorney	Public safety
Non-emergency medical	Taxi dispatch	Healthcare
Ride share	Benefits administration	Rental
Local government	Insurance	Electric utilities
Agri-business	Collections management	Court
Marine asset management	Water utilities	School and special library

Private Sector:

Private clubs & daily fee golf	Lease management	Window manufacturers
courses
Construction	Winery management	Cabinet manufacturers
Food services	Buy here pay here dealers	Made-to-order manufacturers
Health clubs	RV and marine dealers	Window and other dealers
Moving and storage	Pulp & paper manufacturers	Multi-carrier shipping
Metal service centers	Real estate brokers and agents	Supply chain optimization
Attractions	Outdoor equipment dealers	Multi-channel distribution
Leisure centers	Pharmaceutical and biotech	Wholesale distribution
manufacturers
Education	Healthcare electronic medical	Third party logistics warehouse
	records	management systems

Radiology & laboratory information	Homebuilders	Retail management and
systems		distribution
Product licensing	Event management	Association management
Tire distribution	Salons and spas	Public housing authorities
Housing finance agencies	Municipal treasury & debt systems	Real estate brokers and agents

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies disclosed in Note 3 of the Company’s 2013 annual consolidated financial statements.

The policies applied in these condensed consolidated interim financial statements are based on International Financial Reporting Standards (IFRS), issued and outstanding as of April 30, 2014, the date the Board of Directors approved the condensed consolidated interim financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2014 could result in a restatement of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2013 annual consolidated financial statements.

(b) Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for available-for-sale financial assets, certain assets and liabilities initially recognized in connection with business combinations, derivative financial instruments and contingent consideration related to business acquisitions, which are measured at their estimated fair value.

(c) Functional and presentation of currency

The condensed consolidated interim financial statements are presented in U.S. dollars, which is Constellation’s functional currency.

(d) Use of estimates and judgements

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses, consistent with those disclosed in the 2013 annual consolidated financial statements. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained.

3. Significant accounting policies

Except as disclosed below, the significant accounting policies used in preparing these condensed consolidated interim financial statements are unchanged from those disclosed in the Company’s 2013 annual consolidated financial statements, and have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

The accounting policies have been applied consistently by the Company‘s subsidiaries.

(a) New standards and interpretations adopted

Amendments to IAS 32, Offsetting Financial Assets and Liabilities

IAS 32 has been amended to include additional presentation requirements for financial assets and liabilities that can be offset in the statement of financial position. The Company adopted the amendments to IAS 32 in its consolidated financial statements for the annual period beginning January 1, 2014. The adoption of the amendments did not have a material impact on the financial statements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

In May 2013, the IASB issued Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). The amendments apply retrospectively for annual periods beginning on or after January 1, 2014. The IASB has issued amendments to reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The Company adopted the amendments in its financial statements for the annual period beginning on January 1, 2014. As the amendments impact certain disclosure requirements only, the adoption of the amendments did not have a material impact on the financial statements.

(b) New standards and interpretations not yet adopted

IFRS 9 Financial Instruments

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. The Company does not intend to early adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2015.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

Annual Improvements to IFRS

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards. Most of the amendments will apply prospectively for annual periods beginning on or after July 1, 2014. The Company intends to apply these amendments in its financial statements for the annual periods beginning on January 1, 2015. The extent of the impact of adoption of the amendments has not yet been determined.

4. Business acquisitions

(a) During the three month period ended March 31, 2014, the Company closed six acquisitions for aggregate cash consideration of $15,212 plus cash holdbacks of $1,576 and contingent consideration with an estimated fair value of $1,695 resulting in total consideration of $18,483. The contingent consideration is payable on the achievement of certain financial targets in the post-acquisition period. The obligation for contingent consideration for acquisitions during the period ended March 31, 2014 has been recorded at its estimated fair value at the various acquisition dates. The estimated fair value of the applicable contingent consideration is calculated using the weighted probability of the expected contingent consideration to be paid and inclusion of a discount rate as appropriate. As part of these arrangements, which included both maximum, or capped, and unlimited contingent consideration amounts, the estimated increase to the initial consideration is not expected to exceed a maximum of $1,695. Aggregate contingent consideration of $20,287 (December 31, 2013 - $18,452) has been reported in the statement of financial position at its estimated fair value relating to applicable acquisitions completed in the current and prior periods. Changes made to the estimated fair value of contingent consideration are included in other expenses, net in the statements of income. A recovery of $31 has been recorded for the three months ended March 31, 2014, as a result of such changes (recovery of $23 for the three months ended March 31, 2013).

There were no acquisitions during the period that were deemed to be individually significant. Of the six acquisitions, the Company acquired 100% of the shares of three businesses and acquired the net assets of the other three businesses. The cash holdbacks are payable over one year period and are adjusted, as necessary, for such items as working capital or net tangible asset assessments, as defined in the agreements, and claims under the respective representations and warranties of the purchase and sale agreements.

The acquisitions during the period include software companies catering to the following markets; fleet and facility management, local government, fitness, asset management, and para transit operators all of which are software businesses similar to existing businesses operated by the Company. The acquisitions have been accounted for using the acquisition method with the results of operations included in these condensed consolidated interim financial statements from the date of each acquisition. Five of the acquisitions have been included in the Public reportable segment and one has been included in the Private reportable segment.

The goodwill recognized in connection with these acquisitions is primarily attributable to the application of Constellation’s best practices to improve the operations of the companies acquired, synergies with existing businesses of Constellation, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill in the amount of $nil is expected to be deductible for income tax purposes.

The gross contractual amounts of acquired receivables was $1,961; however the Company has recorded an allowance of $25 as part of the acquisition accounting to reflect contractual cash flows that are not expected to be collected.

Due to the complexity and timing of certain acquisitions made, the Company is in the process of determining and finalizing the estimated fair value of the net assets acquired as part of the acquisitions closed during 2014 and the final three quarters of 2013. The amounts determined on a provisional basis generally relate to net asset

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

assessments and measurement of the assumed liabilities, including acquired contract liabilities. The cash consideration associated with these provisional estimates totals $501,434.

The aggregate impact of acquisition accounting applied in connection with business acquisitions in the three month period ended March 31, 2014 is as follows:

	Public Sector	Private Sector	Consolidated
Assets acquired:
Cash	$4,293	$85	$4,378
Accounts receivable	1,830	106	1,936
Other current assets	880	7	887
Property and equipment	376	6	382
Technology assets	8,446	813	9,259
Customer assets	6,568	263	6,831

	22,393	1,280	23,673
Liabilities assumed:
Current liabilities	1,685	—	1,685
Deferred revenue (i)	2,063	—	2,063
Deferred income taxes	2,356	—	2,356

	6,104	—	6,104
Goodwill	914	—	914

Total consideration	$17,203	$1,280	$18,483

(i)	Includes acquired contract liabilities of $16.

(b) The 2014 business acquisitions contributed revenue of $1,880 and net loss of $312 during the three month period ended March 31, 2014. Revenue and net loss amounts from acquisitions included in the Public sector were $1,602 and $269, respectively. Revenue and net loss amounts from acquisitions included in the Private sector were $278 and $43, respectively. If these acquisitions had occurred on January 1, 2014, management estimates that consolidated revenue would have been $396,908 and consolidated net income for the three-month period ended March 31, 2014 would have been $8,766 as compared to the amounts reported in the statement of comprehensive income for the same period. In determining these amounts, management has assumed that the fair values of the net assets acquired that were estimated and accounted for on the dates of acquisition would have been the same as if the acquisitions had occurred on January 1, 2014. The net income from acquisitions includes the associated amortization of acquired intangible assets recognized as if the acquisitions had occurred on January 1, 2014.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

5. Other assets and other liabilities

(a) Other assets

	March 31, 2014	December 31, 2013
Prepaid and other current assets	$45,628	$40,814
Investment tax credits recoverable	11,821	11,178
Acquired contract assets	1,970	2,046
Sales tax receivable	3,981	5,777
Other receivables	6,291	7,346

Total current assets	$69,691	$67,161

Investment tax credits recoverable	$9,514	$10,900
Non-current trade and other receivables	11,343	11,235
Equity accounted investees (i)	14,006	13,886
Acquired contract assets	454	150

Total non-current assets	$35,317	$36,171

(i)	The Company’s share of net income in its investments currently being accounted for as equity investees for the three month period ended March 31, 2014 was $120 (2013 – income of $344).

(b) Other liabilities

	March 31, 2014	December 31, 2013
Contingent consideration	$16,505	$15,810
Acquired contract liabilities	9,311	8,934
Other non-current liabilities	17,313	21,122

Total non-current liabilities	$43,129	$45,866

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

6. Intangible assets

	Technology Assets	Customer Assets	Backlog	Non- compete agreements	Trademarks	Goodwill	Total
Cost
Balance at January 1, 2014	$791,824	$456,718	$16,513	$2,684	$8,673	$220,969	$1,497,381
Acquisitions through business combinations	8,517	6,871	2	—	—	(1,249)	14,141
Effect of movements in foreign exchange	1,348	419	1	(19)	(1)	316	2,064

Balance at March 31, 2014	$801,689	$464,008	$16,516	$2,665	$8,672	$220,036	$1,513,586

Accumulated amortization and impairment losses
Balance at January 1, 2014	$372,492	$124,745	$15,798	$2,684	$—	$—	$515,719
Amortization for the year	31,486	10,644	490	—	182	—	42,802
Effect of movements in foreign exchange	149	68	5	(19)	—	—	203

Balance at March 31, 2014	$404,127	$135,457	$16,293	$2,665	$182	$—	$558,724

Carrying amounts
At January 1, 2014	$419,332	$331,973	$715	$—	$8,673	$220,969	$981,662
At March 31, 2014	$397,562	$328,551	$223	$—	$8,490	$220,036	$954,862

7. Bank indebtedness

On March 13, 2012, Constellation entered into a credit facility with a syndicate of Canadian chartered banks and U.S. banks in the amount of $300,000 (December 31, 2013 - $300,000). The revolving line-of-credit bears a variable interest rate and is due in full on February 29, 2016 with no fixed repayments required over the term to maturity. Interest rates are calculated at prime or LIBOR plus interest rate spreads based on a leverage table that considers Constellation’s indebtedness at that time. The line-of-credit is secured by a general security agreement covering the majority of Constellation’s and its subsidiaries’ present and future real and personal property, assets and undertaking, including all shares, partnership interests and other equity interests held in the capital of any other company; and is subject to various debt covenants. As at March 31, 2014, $158,775 (December 31, 2013 – $149,200) had been drawn from this credit facility, and letters of credit totaling $4,700 (December 31, 2013 - $5,000) were issued, which limits the borrowing capacity on a dollar-for-dollar basis. Transaction costs associated with the line-of-credit were included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. Amortized costs recognized in the three month period ended March 31, 2014 relating to this line-of-credit amounted to $129 (March 31, 2013 - $129). As at March 31, 2014, the carrying amount of such costs totaling $996 (December 31, 2013 - $1,125) has been classified as part of bank indebtedness in the consolidated statement of financial position.

On December 6, 2013, Constellation amended the credit facility to facilitate the acquisition of Total Specific Solutions B.V. (“TSS”). A new one year $350,000 term facility was added solely for the purposes of funding the TSS acquisition and related expenses (the “TSS Facility”). The TSS Facility is non-amortizing and bears interest at a rate calculated at US prime or LIBOR plus interest rate spreads based on a leverage table consistent with the spreads applicable to Constellation’s credit facility. The TSS Facility is subject to the existing security requirements of the credit facility, which includes security covering the majority of Constellation’s and its subsidiaries’ present and future real and personal property, assets and undertakings, and is subject to various debt covenants. As at March 31, 2014, $326,251 (December 31, 2013 - $329,438) had been drawn from the TSS Facility and the unused balance of the TSS Facility was cancelled. Transaction costs associated with the TSS

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

Facility were included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. Amortized costs recognized in the three month period ended March 31, 2014 relating to this line-of-credit amounted to $86. As at March 31, 2014 the carrying amount of such costs totaling $257 (December 31, 2013 - $343) has been classified as part of bank indebtedness in the consolidated statement of financial position.

8. Provisions

At January 1, 2014	$11,959
Reversal	(157)
Provisions recorded during the period	4,667
Provisions used during the period	(2,711)
Effect of movements in foreign exchange and other	(6)

At March 31, 2014	$13,752

The provisions balance is comprised of various individual provisions for onerous contracts and other estimated liabilities of the Company of uncertain timing or amount.

9. Income taxes

Income tax expense is recognized on management’s best estimate of the actual income tax rate for the interim period applied to the pre-tax income of the interim period for each entity in the consolidated group. As a result of foreign exchange fluctuations, acquisitions and ongoing changes due to intercompany transactions amongst entities operating in different jurisdictions, the Company has determined that a reasonable estimate of a weighted average annual tax rate cannot be determined on a consolidated basis. The Company’s consolidated effective tax rate in respect of continuing operations for the three months ended March 31, 2014 was 48% respectively (three months ended March 31, 2013 was 22%).

10. Capital and other components of equity

	Common Shares
	Number	Amount
December 31, 2013	21,191,530	$99,283
March 31, 2014	21,191,530	$99,283

Dividends

During the three months ended March 31, 2014 the Board of Directors approved and the Company declared dividends of $1.00 per common share. The dividend declared in the quarter ended March 31, 2014 representing $21,192 was paid and settled on April 4, 2014. The dividend declared in the quarter ended March 31, 2013 representing $21,192 was paid and settled on April 4, 2013.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

A dividend of $1.00 per share representing $21,192 was accrued as at December 31, 2013 and subsequently paid and settled on January 3, 2014.

11. Revenue

The Company sub-classifies revenue within the following components: license revenue, professional services revenue, hardware and other revenue, and maintenance and other recurring revenue. Software license revenue is comprised of license fees charged for the use of software products licensed under multiple-year or perpetual arrangements in which the fair value of maintenance and/or professional service fees are determinable. Professional service revenue consists of fees charged for implementation services, custom programming, product training and consulting. Hardware and other revenue includes the resale of third party hardware as part of customized solutions, as well as sales of hardware assembled internally. Maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post-delivery and also includes recurring fees derived from combined software/support contracts, transaction-based fees, managed services, and hosted products.

	Three months ended March 31,
	2014	2013
License revenue	$26,481	$20,668
Professional services revenue	91,810	55,099
Hardware and other revenue	33,792	25,808
Maintenance and other recurring revenue	242,766	154,856

Total	$394,849	$256,431

Revenues from the application of contract accounting are typically allocated to license revenue, professional service revenue and hardware revenue based on their relative fair values when the amount recognized in the period is determined using the percentage of completion method under contract accounting. Otherwise, revenues are recognized based on the stated amounts in the applicable customer arrangements.

Advances from customers for which the related services have not yet started or performance obligations are not yet completed and billings in excess of costs incurred and recognized profits are recognized and presented as deferred revenue.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

12. Finance and other income and finance costs

	Three months ended March 31,
	2014	2013
Gain on sale of available-for-sale financial assets transferred from other comprehensive income	$(264)	$—
Gain on sale of non-current assets	—	(369)
Other finance income	(204)	(121)

Finance income	$(468)	$(490)

Interest expense on bank indebtedness	$2,507	$585
Amortization of debt related transaction costs	215	129
Other finance costs	592	402

Finance costs	$3,314	$1,116

The Company enters into forward foreign exchange contracts from time to time with the objective of mitigating volatility in profit or loss in respect of financial liabilities. During the period, the Company did not purchase any additional forward foreign exchange contracts. The Company had one forward contract outstanding as at December 31, 2013 with a value of $19,343 and the contract was settled on January 3, 2014.

13. Earnings per share

Basic and diluted earnings per share

	Three months ended March 31,
	2014	2013
Numerator:
Net income	$8,896	$9,199
Denominator:
Basic and diluted shares outstanding	21,192	21,192
Earnings per share
Basic and diluted	$0.42	$0.43

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

14. Financial instruments

Fair values versus carrying amounts

The carrying values of accounts receivable, accounts payable, accrued liabilities, the majority of acquisition holdbacks and bank debt, approximate their fair values due to the short-term nature of these instruments. Bank debt is subject to market interest rates.

The Company has transaction costs associated with its current line of credit. As a result at March 31, 2014, the fair value of the line of credit is $158,775 and the carrying value is $157,779. (December 31, 2013: fair value of $149,200, carrying value of $148,075). The fair value of the TSS facility is $326,251 and the carrying value is $325,994 (December 31, 2013: fair value of $329,438 and carrying value of $329,095).

The fair values of available-for-sale financial assets, being equity investments, at the reporting date are determined by the quoted market values for each investment.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method.

•	level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	level 3 inputs are inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

In the table below, the Company has segregated all financial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The Company has no financial assets or liabilities measured using level 2 inputs.

Financial assets and financial liabilities measured at fair value as at March 31, 2014 and December 31, 2013 in the consolidated financial statements are summarized below. The Company has no additional financial liabilities measured at fair value after initial recognition other than those recognized in connection with business combinations.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

	March 31, 2014			December 31, 2013
	Level 1	Level 3	Total	Level 1	Level 3	Total
Assets:
Equity securities	$469	$—	$469	$780	$—	$780

	$469	$—	$469	$780	$—	$780

Liabilities:
Contingent consideration	$—	$20,287	$20,287	$—	$18,452	$18,452
Foreign exchange forward contract	$—	$—	$—	$179	$—	$179

	$—	$20,287	$20,287	$179	$18,452	$18,631

There were no transfers of fair value measurement between level 1 and 3 of the fair value hierarchy in the periods ended March 31, 2014 and 2013.

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

Balance at January 1, 2014	18,452
Increase from business acquisitions	1,695
Cash payments	(242)
Charges through profit or loss	307
Foreign exchange	75

Balance at March 31, 2014	20,287

Estimates of the fair value of contingent consideration is performed by the Company on a quarterly basis. Key unobservable inputs include revenue growth rates and the discount rates applied (8% to 11%). The estimated fair value increases as the annual growth rate increases and as the discount rate decreases and vice versa.

15. Operating segments

Segment information is presented in respect of the Company’s business. Except as described below, the accounting policies of the segments are the same as those described in the significant accounting policies section of these condensed consolidated interim financial statements.

Reportable segments

The Company has six operating segments, referred to as Operating Groups by the Company, being Volaris, Harris, Total Specific Solutions, Jonas, Homebuilder, and Vela. The operating segments are aggregated into two reportable segments in accordance with IFRS 8 Operating Segments. The Company’s Public Sector segment develops and distributes software solutions primarily to government and government-related customers. The

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

Company’s Private Sector segment develops and distributes software solutions primarily to commercial customers.

During fiscal 2013, the Company had seven operating segments. During 2014, two of the Company’s operating groups (Friedman and Emphasys) have been combined to form a new operating segment, Vela. During 2014, the operating results of Friedman and Emphasys are reviewed by the Company’s President and Chairman of the Board of Directors as a single operating group to make decisions about resources to be allocated to that operating group and assessing its performance. Vela has been included in the Private Sector. Comparatives have been restated to reflect this change.

The determination that the Company has two reportable segments is based primarily on the assessment that differences in economic cycles and procedures for securing contracts between our governmental clients and commercial, or private sector clients, are significant, thus warranting distinct segmented disclosures.

Corporate head office operating expenses are allocated to the Company’s segments based on the segment’s percentage of total consolidated revenue for the allocation period.

Intercompany expenses (income) represent Constellation head office management fees and intercompany interest charged on related borrowings to the reportable segments.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

Three months ended March 31, 2014	Public Sector	Private Sector	Other	Consolidated Total
Revenue	$277,780	$117,069	$—	$394,849
Expenses
Staff	163,261	62,411	—	225,672
Hardware	15,692	3,047	—	18,739
Third party licenses, maintenance and professional services	20,282	15,037	—	35,319
Occupancy	6,904	3,054	—	9,958
Travel	8,271	3,144	—	11,415
Telecommunications	2,408	1,537	—	3,945
Supplies	7,143	1,564	—	8,707
Professional fees	3,652	1,387	—	5,039
Other, net	5,446	3,695	—	9,141
Depreciation	3,327	746	14	4,087
Amortization of intangible assets	29,237	13,565	—	42,802

	265,623	109,187	14	374,824
Foreign exchange (gain) loss	369	(621)	424	172
Equity in net (income) loss of equity investees	—	—	(120)	(120)
Finance income	(31)	(23)	(414)	(468)
Finance costs	248	332	2,734	3,314
Intercompany expenses (income)	5,978	3,392	(9,370)	—

	6,564	3,080	(6,746)	2,898
Profit (loss) before income tax	5,593	4,802	6,732	17,127
Current income tax expense (recovery)	4,557	3,412	(1,358)	6,611
Deferred income tax expense (recovery)	322	(169)	1,467	1,620

Income tax expense (recovery)	4,879	3,243	109	8,231

Net income (loss)	714	1,559	6,623	8,896

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

Three months ended March 31, 2013	Public Sector	Private Sector	Other	Consolidated Total
Revenue	$170,850	$85,581	$—	$256,431
Expenses
Staff	97,786	50,318	—	148,104
Hardware	13,951	2,060	—	16,011
Third party licenses, maintenance and professional services	10,926	7,514	—	18,440
Occupancy	4,507	2,073	—	6,580
Travel	7,245	2,261	—	9,506
Telecommunications	2,007	1,086	—	3,093
Supplies	3,544	1,104	—	4,648
Professional fees	2,607	854	—	3,461
Other, net	1,735	2,255	—	3,990
Depreciation	1,545	658	9	2,212
Amortization of intangible assets	16,893	9,568	—	26,461

	162,746	79,751	9	242,506
Foreign exchange (gain) loss	(973)	709	2,039	1,775
Equity in net (income) loss of equity investees	—	—	(344)	(344)
Finance income	(38)	(403)	(49)	(490)
Finance costs	196	205	715	1,116
Intercompany expenses (income)	4,500	2,478	(6,978)	—

	3,685	2,989	(4,617)	2,057
Profit (loss) before income tax	4,419	2,841	4,608	11,868
Current income tax expense (recovery)	2,425	3,369	(814)	4,980
Deferred income tax expense (recovery)	(1,044)	(1,267)	—	(2,311)

Income tax expense (recovery)	1,381	2,102	(814)	2,669

Net income (loss)	3,038	739	5,422	9,199

16. Contingencies

In the normal course of operations, the Company is subject to litigation and claims from time to time. The Company may also be subject to lawsuits, investigations and other claims, including environmental, labour, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

On September 30, 2008, Constellation acquired certain assets and liabilities of Maximus Inc.’s Asset, Justice, and Education Solutions businesses (“MAJES”) including certain long-term contracts that contained contingent liabilities that the Company believed were unlikely to exceed $16,000 in the aggregate. The contingent liabilities related to liquidated damages contractually available to customers for breaches of contracts by MAJES and for estimated damages available to customers for breaches of such contracts by MAJES where such contracts did not contain specified penalties. The contingent liabilities represent the difference between the maximum financial liabilities potentially due to customers less the amounts accrued in connection with the contracts assumed on acquisition. Beginning in February 2011, MAXIMUS Inc. (“Maximus”) and a subsidiary of Constellation, as a result of receiving a letter from a customer, initiated the dispute resolution process under the customer’s contract. The customer alleged that the subsidiary of Constellation and Maximus failed to provide the services and products required to be delivered under the contract. In December 2012, the subsidiary of Constellation obtained a favorable arbitration ruling in the amount of $10,000 which was subsequently reduced in July 2013 to $6,000 by a court judgment. The July 2013 court ruling also resolved an additional claim filed by the customer alleging no contract existed between the parties. In September 2013 the customer initiated the appeals process in relation to the July 2013 court ruling. The gains based on this ruling have been deemed to be contingent in nature and, accordingly, have not been recognized in the condensed consolidated interim financial statements. The contract with the customer has a $9,000 limitation of liability clause that the Company believes applies to all claims.

In July 2012, a subsidiary of Constellation received a notice of reassessment for the 2004 taxation year from the Canadian tax authorities (“CRA”) which increased taxable income of the subsidiary by approximately $20,000 relating to a gain on the sale of property between entities under common control. As a result of the notice of reassessment, the CRA has determined that the subsidiary owes approximately $6,000 in federal tax and interest and approximately $5,000 in provincial tax and interest. In order to appeal the reassessment, the subsidiary paid $8,000 in September 2012 representing 50% of the amount owing from the federal reassessment and 100% of the amount owing from the provincial reassessment. At this stage, the Company believes the proposed reassessment is without merit and is challenging the reassessment. In February 2013 the Company filed an appeal with the Tax Court of Canada. The Company believes that it has adequately provided for the probable outcome in respect of this matter and as such no additional provision has been recorded in these financial statements during the period. There is no assurance, however, that the Company’s appeal will be successful and, if unsuccessful, the Company’s future financial results and tax expense could be adversely affected. The $8,000 payment made in September 2012 has been recorded in other non-current assets, representative of the deposit on account.

CONSTELLATION SOFTWARE INC.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of U.S. dollars, except per share amounts and as otherwise indicated)

Three months ended March 31, 2014 and 2013

(Unaudited)

17. Changes in non-cash operating working capital

	Three months ended March 31,
	2014	2013
Decrease (increase) in accounts receivable	$(9,729)	$5,305
Decrease (increase) in work in progress	(8,246)	(1,853)
Decrease (increase) in other current assets	(1,649)	(7,094)
Decrease (increase) in inventory	(2,492)	(177)
Decrease (increase) in non-current assets	660	(1,695)
Increase (decrease) in other non-current liabilities	(2,782)	116
Increase (decrease) increase in accounts payable and accrued liabilities, excluding holdbacks from acquisitions	(43,927)	(25,384)
Increase (decrease) in deferred revenue	104,242	26,746
Increase (decrease) in provisions	1,819	(88)

	$37,896	$(4,124)

18. Subsequent events

On April 30, 2014 the Company declared a $1.00 per share dividend that is payable on July 3, 2014 to all common shareholders of record at close of business on June 17, 2014.